

August 17, 2009

Mr. Wang Hong Jun
Chairman and President
China North East Petroleum Holdings Limited
445 Park Avenue
New York, NY 10022

>   **Re: China North East Petroleum Holdings Limited
>   Amendment No. 1 to Registration Statement on Form S-3
>   Filed July 23, 2009
>   Response Letter Dated August 4, 2009
>   File No. 333-160299**

Dear Mr. Wang:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Exhibit 5.1

1. Please obtain and file a revised legality opinion in response to the following comments.

2. We reissue prior comment three. It appears that your opinion is improperly limited to Nevada statutory law. Counsel should not limit its opinion to only statutory law or otherwise exclude applicable case law.

3. We note your response to our prior comment 4. The revised opinion should not suggest that counsel is not qualified to opine on the relevant laws. In this regard, we note the statement that the opinion, with respect to Nevada law, is "based solely upon [a] review of a standard compilation thereof." We also note the assumption that "the laws of the State of New York are the same as those of the State of California (an assumption as to which [you] render no opinion)." Please obtain and file a revised opinion that does not suggest that counsel is not qualified to opine on the relevant laws. In the alternative, obtain and file opinions from counsel qualified to practice in such jurisdictions.

4. We reissue prior comment five. The revised opinion does not opine as to the legality of the common stock purchase rights or the units.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
        Matthew Chang, Esq.
        The Crone Law Group
        (415) 955-8910